SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PRIME ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Ordinary Shares, $0.001 Par Value
(Title of Class of Securities)

G72436101

(CUSIP Number of Class of Securities)

William Tsu-Cheng Yu
+886-9-7232-8345
No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

CALCULATION OF FILING FEE

Transaction valuation Not Applicable	Amount of filing fee* Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer

IMPORTANT NOTICES

The planned tender offer for the ordinary shares of Prime Acquisition Corp. (“Prime”) to be conducted in connection with the business combination described herein has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Prime ordinary shares will be made pursuant to an offer to purchase and related materials that Prime intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, Prime will file a tender offer statement on Schedule TO and other offer documents with the SEC. The business combination tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to such tender offer. These materials will be sent free of charge to all security holders of Prime when available. In addition, all of these materials (and all other materials filed by Prime with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders of Prime are urged to read the business combination tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the business combination tender offer because they will contain important information about the business combination tender offer, the acquisition described herein and the parties to the acquisition.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding the proposed target of the business combination described herein (“Target”) or Prime’s strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding Target’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: the number and percentage of Prime public shareholders redeeming shares in the business combination tender offer; changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the real estate business in Italy; fluctuations in customer demand; management of rapid growth; changes in government policy; Italy’s overall economic conditions and local market economic conditions; Target’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the acquisition parties. Neither Prime nor Target assumes any obligation to update any forward-looking statements.

Entry into a Material Definitive Agreement.

On May 23, 2013, Prime Acquisition Corp. (“Prime”) and bhn LLC (“Manager”), the U.S. affiliate of leading financial and strategic advisory boutique bhn S.r.l. in Milan, entered into a Management Agreement, effective May 22, 2013 (the “Management Agreement”), in connection with the previously announced proposed business combination transaction. Pursuant to the terms of the Management Agreement, and subject to the closing of Prime’s initial business combination, Prime appoints Manager to manage the assets of Prime following the business combination on an exclusive basis. Manager will provide Prime with a management team for the assets acquired in and following the business combination and will be responsible for the day-to-day operations of Prime following the business combination. Prime’s board of directors will provide oversight to such management team and Manager. In exchange for the portfolio management and related services provided by Manager, Prime will pay a management fee equal to 1.9% of the value of the managed assets (one-twelfth of which is payable in arrears monthly). In addition, Manager is entitled to a one-time equity grant equal to 3.5% of the issued and outstanding ordinary shares of Prime at the time of the closing of the business combination, provided the minimum value of the assets acquired in the transaction is greater than $150 million. If Prime pays a cash dividend equal to $0.50 per share to its holders of ordinary shares following the business combination, the Manager shall be entitled to a bonus equal to 10% of the adjusted net operating income (as defined in the agreement) for each year following the payment of such dividend. At or promptly after closing, Prime is required to establish a stock incentive plan providing for the issuance to the Manager of options to purchase up to 1 million ordinary shares. Manager will be responsible for compensation expenses of its management team, and Prime will be responsible for all of Prime’s expenses. The Management Agreement provides indemnification provisions for the Manager and Prime. The term of the agreement commences upon closing of the initial business combination and extends for a period of five years, which term renews automatically for additional 5 year terms thereafter. Prime may not terminate the agreement without cause during the initial term. If Prime terminates the agreement after the initial term without cause, then Manager is entitled to a fee equal to two times the average of the total annual compensation paid to manager for the previous two years. Manager may terminate the agreement upon 180 days’ prior notice. A copy of the Management Agreement is furnished as Exhibit 4.1 attached hereto.

Other Events.

On May 23, 2013, Prime issued a press release announcing its entry into the Management Agreement. The full text of the press release is set forth in Exhibit 99.1 attached hereto.

On May 23, 2013, Prime issued a press release announcing that it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that Nasdaq’s staff (the “Staff”) had determined not to grant Prime’s request for an extension of the period in which Prime has to regain compliance with Listing Rule 5550(a)(3), which rule requires that the Company maintain a minimum of 300 public holders for continued listing of its securities on Nasdaq, and to proceed to delist the Company’s securities from Nasdaq. The Staff also determined that Prime was not in compliance with Listing Rule 5550(a)(4), which requires that the Company maintain a minimum of 500,000 publicly held shares for the continued listing of its securities on Nasdaq, and which serves as an additional basis for delisting. The Company intends to appeal the Staff’s determination to delist the Company’s securities, and its shares will continue to trade on Nasdaq during the appeal process. There is no assurance the Company will succeed in its appeal of the Staff’s delisting determination. In the event Prime does not succeed in appealing the Staff’s decision, the Company’s securities will be removed from Nasdaq and are expected to begin trading on the OTC Bulletin Board, and Prime plans to seek listing on Nasdaq, or another securities exchange, again at a later date. The full text of the press release is set forth in Exhibit 99.2 attached hereto.

Exhibits

Exhibit No.	Description
4.1	Management Agreement, dated May 22, 2013, by and among bhn LLC, Prime Acquisition Corp., and certain subsidiaries
99.1	Prime Acquisition Corp. Press Release, dated May 23, 2013
99.2	Prime Acquisition Corp. Press Release, dated May 23, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 23, 2013	PRIME ACQUISITION CORP.

	By:	/s/ Diana Chia-Huei Liu
Name: Diana Chia-Huei Liu Title: Chief Executive Officer